CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603



                                 April 9, 2014


VIA EDGAR CORRESPONDENCE
Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


       Re: PRE 14A: First Trust Dividend and Income Fund First Trust Enhanced Equity Income Fund
               ---------------------------------------------------

Dear Ms. Rossotto:

       First Trust Dividend and Income Fund and First Trust Enhanced Equity Income Fund (each, a "Fund" and collectively, the "Funds") filed a Preliminary Proxy Statement (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission") on March 24, 2014. This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on April 3, 2014. For your convenience, the substance of those comments has been restated below. The Funds' response to each comment is set out immediately under the restated comment. As discussed, this response is being submitted with the DEF 14A.

      COMMENT 1

      On page 7 of the Proxy Statement, the second paragraph under the heading "The Interim Sub-Advisory Agreements" includes the following statement: "If shareholders of a Fund do not approve the Fund's New Sub-Advisory Agreement, the Board will take such action as it deems to be in the best interests of the Fund." If there are currently any alternatives in mind, please identify them.

      RESPONSE 1

      Currently, there are no alternatives that have been specifically considered by the Board. Therefore, no related disclosure has been added to the Proxy Statement.

      COMMENT 2

      In the carryover paragraph that begins at the bottom of page 7 of the Proxy Statement under the heading "Comparison of Certain Terms of the New Sub-Advisory Agreements and Prior Sub-Advisory Agreements," please highlight any differences to the extent not already done.

      RESPONSE 2

      Disclosure regarding the differences in effective and termination dates has been added to the referenced paragraph.

      COMMENT 3

      If accurate, please add disclosure to the effect that there will be no changes in fees as a result of the New Sub-Advisory Agreements.

      RESPONSE 3

      A statement that the New Sub-Advisory Agreements will not result in changes to the Funds' investment sub-advisory fees or other fees has been added to the discussion under the sub-heading "Fees" set forth under the heading "Comparison of Certain Terms of the New Sub-Advisory Agreements and Prior Sub-Advisory Agreements."

      COMMENT 4

      Please identify the Funds' principal underwriter(s), if any.

      RESPONSE 4

      The Funds do not have any principal underwriters. Therefore, no related disclosure has been added to the Proxy Statement.

      TANDY ACKNOWLEDGEMENT

      In connection with the Funds' Proxy Statement, the Funds acknowledge that:

      o the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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


      Thank you for your attention to this Proxy Statement and please call me at
(312) 845-3446 if you would like to discuss any of the above responses.

                                              Very truly yours,

                                              CHAPMAN AND CUTLER LLP


                                              By:   /s/ Suzanne M. Russell
                                                  ---------------------------
                                                        Suzanne M. Russell


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